Exhibit 8.1

PASQAL HOLDING SA

LIST OF SUBSIDIARIES

Name	State or other jurisdiction of incorporation or organization
Aeponyx Enterprises Inc.	Canada
Pasqal Arabia for Information Technology LLC	Kingdom of Saudi Arabia
Pasqal Canada Inc.	Canada
Pasqal Korea Co. Ltd.	Korea
Pasqal USA Inc.	Delaware
Photonic Integrated Circuits Inc.	Canada
Pasqal UK Hardware R&D Ltd.	England and Wales